Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sportsman’s Warehouse Holdings, Inc.

We consent to the incorporation by reference in the registration statement (No. 333-195338) on Form S-8 of Sportsman’s Warehouse Holdings, Inc. of our report dated April 2, 2015, with respect to the consolidated balance sheets of Sportsman’s Warehouse Holdings, Inc.  and subsidiaries as of January 31, 2015 and February 1, 2014, and the related consolidated statements of income, stockholders’ equity (deficit), and cash flows for each of the fiscal years in the three-year period ended January 31, 2015, and the related financial statement schedule, which report appears in the January 31, 2015 annual report on Form 10-K of Sportsman’s Warehouse Holding, Inc. and subsidiaries.

(signed) KPMG LLP

Salt Lake City, Utah

April 2, 2015